UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

c/o Alan Nan WU

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Extraordinary General Meeting of Shareholders

On March 13, 2023, NWTN Inc. (the “Company”) held its Extraordinary General Meeting of Shareholders (the “Meeting”). The record date for the Meeting was February 28, 2023. As of the record date, the Company had 286,185,521 ordinary shares issued and outstanding, including 32,715,010 Class A ordinary shares and 253,470,511 Class B ordinary shares, entitled to vote at the Meeting. Each holder of Class A ordinary shares is entitled to twenty-five (25) votes per share and each holder of Class B ordinary shares is entitled to one (1) vote per share. Accordingly, a total of 1,071,345,761 votes were capable of being cast at the Meeting.

At the Meeting, the Company’s shareholders approved (i) a special resolution to adopt second amended and restated memorandum and articles of association of the Company (the “Charter Amendment”) in its entirety and in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company with immediate effect to revise the size of the Board of Directors of the Company (the “Board”), and (ii) an ordinary resolution that the maximum number of directors of the Company be increased from seven (7) persons to nine (9) persons (the “Board Size Change”).

The Company is in the process of verifying the votes from holders of Class B ordinary shares whose shares are held in street name and will file an amended Report of Foreign Private Issuer on Form 6-K to disclose the final tally if it is materially different from the preliminary voting results set forth below.

The Charter Amendment was approved and adopted with the following votes:

For	Against	Abstain
863,313,524	441	0

The Board Size Change was approved with the following votes:

For	Against	Abstain
863,313,304	441	220

Charter Amendment

The Charter Amendment was effective as of March 13, 2023, upon the approval of the special resolutions of shareholders. A copy of the Charter Amendment is filed herewith as Exhibit 3.1 and is incorporated herein by reference.

Appointment of Directors

Following the effectiveness of the Charter Amendment and Board Size Change, the Board appointed Mr. Aaron Huainan Liao and Mr. Mohamed Hesham as directors of the Company, effective immediately.

Mr. Aaron Huainan Liao, age 46, has been the Vice Chairman & Executive Global President of the Company, who reports to Mr. Alan Nan Wu, Chief Executive Officer, Executive Director and Chairman of the Company, since February 2023. Mr. Liao has been the Chief Executive Officer of Shanghai OBS Culture and Technology Co., Ltd., a digital lifestyle service provider of which the Company owns a 20% equity interest, since July 2021. From May 2017 to May 2021, Mr. Liao served as the Managing Director of Youku Animation at Alibaba Media Entertainment Group. Form April 2012 to May 2017, he was the Founder and Chief Executive officer of Ample Ideas Picture, a film and television production company. From April 2007 to 2012, he was the Director of Online Entertainment Content at Phoenix TV, a Hong Kong-based television broadcaster. Mr. Liao received his Bachelor of Arts degree in Computer Arts from Academy of Art University and a Bachelor's degree in Computer Science from University of Maryland. Mr. Liao is well qualified to serve on the Board due to his extensive corporate management experience.

Mr. Mohamed Hesham, age 36, has been the Head of Investment Banking at Chimera Investments LLC, a private investment firm, since June 2021. From November 2015 to June 2021, he was the Director, Investment Banking of SHUAA Capital PSC, an asset management and investment banking company. From November 2012 to November 2015, Mr. Hesham was the Senior Associate, Investment Banking of Beltone Financial Holding, a regional investment bank based in Cairo, Egypt. From December 2009 to November 2012, he was a Senior Analyst, Investment Banking of ENMAA Financial Services, a boutique investment bank, based in Egypt. Mr. Hesham received his Bachelor of Business Administration in Modern Sciences and Arts from Middlesex University. Mr. Hesham is well qualified to serve on the Board due to his extensive financial and investment banking experience.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Second Amended and Restated Memorandum and Articles of Association of NWTN Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 17, 2023

NWTN Inc.

By:	/s/ Alan Nan Wu
Name:	Alan Nan Wu
Title:	Chief Executive Officer, Executive Director and Chairman

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